July 17, 2019

Kathleen Boege
Executive Vice President, General Counsel and Corporate Secretary
Wintrust Financial Corporation
9700 W. Higgins Road, Suite 800
Rosemont, IL 60018

       Re: Wintrust Financial Corporation
           Registration Statement on Form S-4
           Filed July 8, 2019
           File No. 333-232581

Dear Ms. Boege:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services